________________________________________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


STAGE STORES, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

85254C305
(CUSIP Number)

Joshua Schamel
HMA Acquisition, Inc.
500 Montgomery Street, Suite 200
San Francisco, CA 94111
(415) - 391-6700



(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                          February 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report
the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
 for other parties to
whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for
 any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed
to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION
NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMA ACQUISITION, INC.
I.R.S. Tax I.D. No. 81-4850038

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
 	(A)

(B)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CALIFORNIA

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH	7	SOLE VOTING POWER
1,366,415
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,366,415
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,366,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO



1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS (ENTITIES ONLY)

HM AVENUE INVESTMENT PARTNERS II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
 	(A)

(B)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,366,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN



Item 1.  Security and Issuer

The class of equity securities to which this statement on
 Schedule 13D (the "Schedule 13D") relates is the common stoc k, $0.01 par value, of Stage Stores, Inc., a Nevada corporati on (the "Issuer"). The address of the principal executive offices of the Issuer is 2425 West Loop South, Houston, Texas, 77027.




Item 2.  Identity and Background

(a) - (c) This Schedule 13D is being filed by HMA Acquisition, Inc., a California corporation ("Parent"), and HM Avenue Investment Partners II L.P.,
 a Cayman Islands limited partnership ("Sponsor"), pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

The principal address of each of Parent and Sponsor is 500 Montgomery Street, Suite 200, San Francisco, CA 94111.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Commitment Letter, dated as of January 18, 2017,
between HM Avenue Investment Partners
II L.P.
 and HMA Acquisition, Inc.*
Exhibit B	Commitment Letter, dated as of February 14, 2017,
between HMA Acquisition, Inc. and The
 Canadian Imperial Bank of Commerce.*

*To be filed by amendment.
Ssi13d
________________________________________


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 2, 2017

  	HMA Acquisition, Inc.

By:  /s/ Eric Choy
Name: Eric Choy
Title: President


HM AVENUE INVESTMENT PARTNERS II L.P.

By: HM Avenue Investment Partners II,
       Inc., its general partner

By:  /s/ Eric Choy
Name: Eric Choy
Title: Vice President




























SCHEDULE A

Directors and Executive Officers of HMA Acquisition, Inc.
Principal Business or Occupation
Business Address

Eric Choy
Director and President of HM Avenue Investment Partners II L.P.

500 Montgomery Street, Suite 200
San Francisco, CA 94111

Hans Christianson
Director and CFO of HM Avenue Investment Partners II L.P.

500 Montgomery Street, Suite 200
San Francisco, CA 94111


Joshua Schamel
Vice President and General Counsel of HM Avenue Investment Partners II L.P.

500 Montgomery Street, Suite 200
San Francisco, CA 94111




SCHEDULE A-2

Directors and Executive Officers of HM Avenue Investment Partners II L.P.
 	Principal Business or Occupation
 	Business Address


Eric Choy
Director and President of HM Avenue Investment Partners II L.P.

500 Montgomery Street, Suite 200
San Francisco, CA 94111

Hans Christianson
Director and CFO of HM Avenue Investment Partners II L.P.

500 Montgomery Street, Suite 200
San Francisco, CA 94111


Joshua Schamel
Vice President and General Counsel of HM Avenue Investment Partners II L.P.

500 Montgomery Street, Suite 200San Francisco, CA 94111